UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

(Registrant)

Date: April 4, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 4, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Outcome of the Board Meeting of the Bank held on April 4, 2022.

April 4, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of Board Meeting

We wish to inform you that after considering the recommendation and report of the Audit Committee and the Committee of Independent Directors, the Board of Directors of HDFC Bank Limited (“HDFC Bank”), at its meeting held today, on April 04, 2022, has inter alia, approved a composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and (ii) HDFC Limited into HDFC Bank, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations (“Proposed Transaction”).

The Scheme is subject to the receipt of requisite approvals from the Reserve Bank of India (“RBI”), Securities and Exchange Board of India (“SEBI”), the Competition Commission of India, the National Housing Bank (“NHB”), the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal, BSE Limited and the National Stock Exchange of India Limited (collectively, the “Stock Exchanges”) and other statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law.

The share exchange ratio for the amalgamation of HDFC Limited with and into HDFC Bank shall be 42 equity shares (credited as fully paid up) of face value of ₹ 1 (Rupee One) each of HDFC Bank for every 25 fully paid-up equity shares of face value of ₹ 2 (Rupee Two) of HDFC Limited.

The Board of Directors of HDFC Bank has also accorded approval for the execution of an implementation agreement between HDFC Limited and HDFC Bank (“Implementation Agreement”), which inter alia sets out the manner of implementing the Proposed Transaction contemplated under the Scheme, the representations and warranties being given by each party and the rights and obligations of the respective parties in relation to the Proposed Transaction.

As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into HDFC Bank shall be the effective date of the Scheme. Further, the appointed date for amalgamation of HDFC Investments Limited and HDFC Holdings Limited with and into HDFC Limited shall be the end of the day immediately preceding the effective date of the Scheme.

The information in connection with the Proposed Transaction and the Implementation Agreement pursuant to Regulation 30 of the Listing Regulations read with SEBI circular dated September 09, 2015, bearing reference no. CIR/CFD/ CMD/4/2015, is given in Annexure I and Annexure II, respectively.

A press release being issued by HDFC Bank, is enclosed and marked as Annexure III.

The above-referred meeting of the Board of Directors of HDFC Bank commenced at 7:30 a.m. IST and concluded at 8:30 a.m. IST.

This shall also be treated as a disclosure under the relevant regulations applicable to the listing of debt securities on the India International Exchange (IFSC) Limited.

Disclaimer: The Proposed Transaction relates to securities of an Indian company and is proposed to be effected by means of a scheme of arrangement under Indian law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Proposed Transaction is subject to the disclosure requirements, rules and practices applicable in India to schemes of arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules.

The HDFC Bank securities to be issued in the Proposed Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the Securities Act. Accordingly, the HDFC Bank securities to be issued in the Proposed Transaction are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act or another available exemption under the Securities Act.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary

Annexure I

Amalgamation/ Merger:

Sr. No.	Details of event that needs to be provided	Information of such event

(a)	Name of the entity(ies) forming part of the amalgamation/merger, details in brief such as, size, turnover etc.;

HDFC Limited has total assets of ₹6,23,420.03 crore, turnover ₹35,681.74 and net worth of ₹1,15,400.48 crore as on December 31, 2021.

HDFC Bank has total assets of ₹19,38,285.95 crore as on December 31, 2021, turnover (includes other income) of ₹1,16,177.23 crore for the nine months ended December 31, 2021, and net worth of ₹2,23,394.00 crore, as on December 31, 2021.

HDFC Investments Limited has total assets of ₹341.37 crore, turnover ₹200.11 crore and net worth of ₹292.41 crore as on December 31, 2021.

HDFC Holdings Limited has total assets of ₹244.43 crore turnover ₹20.88 crore and net worth of ₹241.80 crore as on December 31, 2021.

(b)	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arms length”;

The Proposed Transaction is between HDFC Bank and its promoter and promoter group entities.

The Proposed Transaction is at arm’s length basis. The share exchange ratio has been determined based on joint valuation report issued by the independent valuers, supported by a fairness opinion by a SEBI registered merchant banker.

(c)	Area of business of the entity(ies);

HDFC Bank is a banking company licensed by the RBI under the provisions of the Banking Regulation Act, 1949. Its shares and American Depository Receipts are listed on BSE Limited, National Stock Exchange of India Limited and New York Stock Exchange respectively.

HDFC Limited is a deposit taking housing finance company registered with NHB and its shares are listed on BSE Limited and National Stock Exchange of India Limited.

HDFC Holdings Limited and HDFC Investments Limited are non-deposit accepting non-banking finance companies, registered with RBI, engaged in the business of investments in stocks, shares, debentures and other securities. Both are unlisted companies.

(d)	Rationale for amalgamation/merger

(a)   the Proposed Transaction, shall enable HDFC Bank to build its housing loan portfolio and enhance its existing customer base;

(b)   the Proposed Transaction is based on leveraging the significant complementarities that exist amongst the Parties. The Proposed Transaction would create meaningful value for various stakeholders including respective shareholders, customers, employees, as the combined business would benefit from increased scale, comprehensive product offering, balance sheet resiliency and the ability to drive synergies across revenue opportunities, operating efficiencies and underwriting efficiencies, amongst others;

(c)   HDFC Bank is a private sector bank and has a large base of over 6.8 Crore customers. The bank platform will provide a well-diversified low cost funding base for growing the long tenor loan book acquired by HDFC Bank pursuant to the Proposed Transaction;

(d)   HDFC Bank is a banking company with a large distribution network that offers product offerings in the retail and wholesale segments. HDFC Limited is a premier housing finance company in India and provides housing loans to individuals as well as loans to corporates, undertakes lease rental discounting and construction finance apart from being a financial conglomerate. A combination of HDFC Limited and HDFC Bank is entirely complementary to, and enhances the value proposition of, HDFC Bank;

(e)   HDFC Bank would benefit from a larger balance sheet and networth which would allow underwriting of larger ticket loans and also enable a greater flow of credit into the Indian economy.

(f)   HDFC Limited has invested capital and developed skills and has set up 445 offices across the country. These offices can be used to sell the entire product suite of both HDFC Limited and HDFC Bank;

(g)   the loan book of HDFC Limited is diversified having cumulatively financed over 90 lakh dwelling units. With HDFC Limited’s leadership in the home loan arena, developed over the past 45 years, HDFC Bank would be able to provide to customers flexible mortgage offerings in a cost-effective and efficient manner.

(h)   HDFC Bank has access to funds at lower costs due to its high level of current and savings accounts deposits (CASA). With the amalgamation of HDFC Limited with HDFC Bank, HDFC Bank will be able to offer more competitive housing products;

(i) HDFC Limited’s rural housing network and affordable housing lending is likely to qualify for HDFC Bank as priority sector lending and will also enable a higher flow of credit into priority sector lending, including agriculture.

(j) the Proposed Transaction will result in reducing HDFC Bank’s proportion of exposure to unsecured loans;

(k)   HDFC Limited has built technological capabilities to evaluate the credit worthiness of customers using analytical models, and has developed unique skills in financing various customer segments. The models have been tested and refined over the years at scale and HDFC Bank will benefit from such expertise in underwriting and financing of mortgage offerings;

(l) HDFC Bank can leverage on the loan management system, comprising rule engines, IT tools and rules, agents connected through a central system;

(m) the Proposed Transaction is expected to result in bolstering the capital base and bringing in resiliency in the balance sheet of HDFC Bank;

(n)   HDFC Investments Limited and HDFC Holdings Limited are Systemically Important Non - Deposit Accepting Non - Banking Finance Companies and are also wholly owned subsidiaries of HDFC Limited. The Proposed Transaction shall result in simplified corporate structure.

(e)	In case of cash consideration – amount or otherwise share exchange ratio	In case of the amalgamation of HDFC Limited into and with HDFC Bank, the share exchange ratio shall be 42equity shares (credited as fully paid up) of face value of ₹ 1 (Rupee One) each of HDFC Bank for every 25 fully paid up equity shares of face value of ₹ 2 (Rupees Two) of HDFC Limited.

(f)	Brief details of change in shareholding pattern (if any) of listed entity	Upon the Scheme becoming effective, HDFC Bank will issue equity shares (in the share exchange ratio as mentioned above) to the shareholders of HDFC Limited as on the record date. The equity share(s) held by HDFC Limited in HDFC Bank will be extinguished as per the Scheme.

Annexure II

Agreements (viz. shareholder agreement(s), joint venture agreement(s), family settlement agreement(s) (to the extent that it impacts management and control of the listed entity), agreement(s)/treaty(ies)/contract(s) with media companies) which are binding and not in normal course of business, revision(s) or amendment(s) and termination(s) thereof:

Sr No.	Details of event that needs to be provided	Information of such event
1.	Name(s) of parties with whom the agreement is entered	Implementation Agreement between HDFC Limited and HDFC Bank.

2.	Purpose of entering into the agreement	The Implementation Agreement inter alia sets out the manner of effecting the Proposed Transaction contemplated under the Scheme, the representations and warranties being given by each party and the rights and obligations of the respective parties.

3.	Shareholding, if any, in the entity with whom the agreement is executed	As on date, HDFC Limited, along with two of its wholly-owned subsidiaries, holds 21.00% of paid-up equity share capital of HDFC Bank.

4.	Significant terms of the agreement (in brief) special rights like right to appoint directors, first right to share subscription in case of issuance of shares, right to restrict any change in capital structure etc.	The Implementation Agreement inter alia sets out the manner of effecting the Proposed Transaction contemplated under the Scheme, the representations and warranties being given by each party and the rights and obligations of the respective parties.

5.	Whether, the said parties are related to promoter/promoter group/ group companies in any manner. If yes, nature of relationship	HDFC Limited is the promoter of HDFC Bank.

6.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arms length”;	The agreement is between HDFC Bank and its promoter, as mentioned above. The Implementation Agreement is for the purpose of implementing the Proposed Transaction, which is on arm’s length basis.

7.	In case of issuance of shares to the parties, details of issue price, class of shares issued;	Not Applicable

8.	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.;	None

9.	In case of termination or amendment of agreement, listed entity shall disclose additional details to the stock exchange(s): a) name of parties to the agreement; b) nature of the agreement; c) date of execution of the agreement; d) details of amendment and impact thereof or reasons of termination and impact thereof.	Not Applicable

HDFC Bank Limited (“HDFC Bank”) and Housing Development Finance

Corporation Limited (“HDFC Limited”) Announce a Transformational

Merger

Key Highlights:

•

Merger of India’s largest Housing Finance Company, HDFC Limited, with the largest private sector bank in India, HDFC Bank, will enable seamless delivery of home loans and leverage on the large base of over 68 million customers of HDFC Bank and inter alia improve the pace of credit growth in the economy. HDFC Limited, over the last 45 years has developed one of the best product offerings, delivered in a cost effective manner and in an efficient turn-around time, making it a leader in the housing finance business.

•

The proposed transaction is to create a large balance sheet and net-worth that would allow greater flow of credit into the economy. It will also enable underwriting of larger ticket loans, including infrastructure loans, an urgent need of the country.

•

HDFC Limited is a significant provider of home loans to the Low Income Group (LIG) and Middle Income Group (MIG) segments under the affordable housing initiatives of the Government of India. Access to housing finance for this category would be improved further on account of low cost funds available with HDFC Bank.

•

The Bank has a presence in more than 3,000 cities/town through its 6,342 branches, with about 50% of these branches in semi-urban/rural geographies in the country. Leveraging this distribution might, the proposed transaction would broad base the home loan offering, synonymous with the national objective of Pradhan Mantri Awas Yojana that intends to provide housing for all.

Mumbai, April 4, 2022: The Board of Directors of HDFC Bank and HDFC Limited, at their respective meetings held today, inter alia, approved a composite scheme of amalgamation (“Scheme”) of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with HDFC Limited; and (ii) HDFC Limited into HDFC Bank, and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations (“Proposed Transaction”). The Scheme and the Proposed Transaction is subject to customary closing conditions, The Scheme is subject to the receipt of requisite approvals from the Reserve Bank of India (“RBI”), Securities and Exchange Board of India (“SEBI”), the Competition Commission of India, the National Housing Bank (“NHB”), the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal, BSE Limited, the National Stock Exchange of India Limited and other statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law..

Upon the Scheme becoming effective, the subsidiaries/associates of HDFC Limited will become subsidiaries/associates of HDFC Bank. Shareholders of HDFC Limited as on the record date will receive 42 shares of HDFC Bank (each of face value of Re.1/), for 25 shares held in HDFC Limited (each of face value of Rs.2/-), and the equity share(s) held by HDFC Limited in HDFC Bank will be extinguished as per the Scheme. As a result of this, upon the Scheme becoming effective, HDFC Bank will be 100% owned by public shareholders and existing shareholders of HDFC Limited will own 41% of HDFC Bank.

Strategic Rationale and Benefits

HDFC Bank, with more than 68 million customers, 6,342 branches and a full suite of credit, liability and distribution offerings is the leading private sector bank with deep relationships, insights and understanding of its customers built over multiple decades.

HDFC Limited is India’s premier housing finance company and has unrivalled relationships, scale and deep underwriting expertise in the housing sector, built over multiple decades and across economic cycles.

The combined entity will bring together complementary strengths of the two organizations, enabling a rewarding customer relationship. Post the combination, HDFC Bank’s customers will be offered mortgages as a core product in a seamless manner. HDFC Bank will also leverage the long tenor mortgage relationship to offer varied credit and deposit products enabled through better insights through-out the customer life-cycle. This will result in an enhanced value proposition and customer experience for all customers of the combined entity.

The housing loan market is at the cusp of a strong up-cycle, with all-time high favorable industry dynamics and provides a steady secured asset class with very attractive risk adjusted returns. Over the last few years, the regulatory developments and reforms including (i) higher regulatory standards for the Non-Banking Financial Companies (NBFCs) narrowing the gap with the Banking regulatory framework (ii) reduction in SLR rates (iii) deepening of affordable housing bond market and (iv) creation and deepening of Priority Sector Lending (PSL) Certificates market, have created a conducive environment for amalgamation of the two entities, leading to a “win-win” situation for all stakeholders.

The Boards of HDFC Limited and HDFC Bank believe that the merger will create long-term value for all stakeholders, including customers, employees and shareholders of both entities. The amalgamation of the two entities will provide further impetus to the Government’s vision of “Housing for All”.

Speaking about the merger, Shri. Atanu Chakraborty, Chairman HDFC Bank, said, “The product and market leadership of HDFC Limited in the housing finance business and the distribution and customer leadership of HDFC Bank enables the combined entity to offer full suite of financial products to Indians at large and the proposed transaction is a big step in realizing the vision of housing for all as envisioned by our government.”

Speaking about the merger, Shri. Deepak Parekh, Chairman HDFC Limited, said, “This is a merger of equals. We believe that the housing finance business is poised to grow in leaps and bounds due to the implementation of RERA, infrastructure status to the housing sector, government initiatives like affordable housing for all, amongst others. Over the last few years, various regulations for banks and NBFCs have been harmonised, thereby enabling the potential merger. Further, the resulting larger balance sheet would allow underwriting of large ticket infrastructure loans, accelerate the pace of credit growth in the economy, boost affordable housing and increase the quantum of credit to the priority sector, including credit to the agriculture sector.”

Speaking about the merger, Sashi Jagdishan, CEO & MD, HDFC Bank said “The proposed transaction ticks all the right boxes in terms of completion of product offerings, product leadership in home loans as with other retail assets products, distribution strength across the country and a customer base that can be leveraged to cross-sell a complete suite of financial products. It is value accretive for all the stakeholders of both the organisations, including shareholders, employees and customers.”

Speaking about the merger, Keki M. Mistry, Vice-Chairman and CEO of HDFC Limited, said “With the leadership that we have built in housing finance and the deep understanding of the housing market across various economic cycles, this transaction helps in realizing the potential of what HDFC’s housing finance business can achieve by leveraging the distribution and customer base of HDFC Bank. It is a step in the right direction, taken at the right time, for value creation for all the stakeholders.”

Advisors

Morgan Stanley India Company Private Ltd. were financial advisors to HDFC Bank solely for the purpose of providing a fairness opinion on the valuation done by the valuer for the Proposed Transaction.

Bank of America Merrill Lynch (BofA) Securities were financial advisors to HDFC Limited solely for the purpose of providing a fairness opinion on the valuation done by the valuer for the Proposed Transaction.

J.P. Morgan, Goldman Sachs, Citi, Nomura, CLSA, BNP, HSBC, ICICI Securities and Edelweiss acted as financial advisors to HDFC Bank.

Credit Suisse, Kotak Securities, Jefferies, Arpwood, Motilal, Axis, JM Financial, IIFL and Ambit acted as financial advisors to HDFC Limited.

Wadia Ghandy & Co., Cravath, Swaine & Moore LLP acted as legal advisors to HDFC Bank and AZB & Partners, Argus Partners and Singhi & Co. acted as the legal advisors to HDFC Limited

Deloitte Touche Tohmatsu India LLP and Mr. Harsh Chandrakant Ruparelia (Registered Valuer) were appointed as valuers by HDFC Bank. Bansi S. Mehta & Co. and Ms. Drushti Desai (Registered Valuer) were appointed as valuers by HDFC Limited respectively.

Dhruva Advisors LLP were the tax advisors to HDFC Limited and HDFC Bank.

For media queries please contact:

Mr. Ravindran Subramanian/ Ms Sherna Dmello Corporate Communication HDFC Bank Limited, Mumbai. Mobile: +91 92233 06610 / +91 99208 88014 ravindran.subramanian@hdfcbank.com Sherna.Dmello@hdfcbank.com	Mr. Mahesh Shah Head - Public Relations Housing Development Finance Corporation Limited, Mumbai. Mobile: 9820414098 maheshs@hdfc.com

HDFC Bank: BSE: 500180, NSE: HDFCBANK, NYSE: HDB

HDFC Ltd.: BSE: 500010, NSE:HDFC]

Disclaimer:

The transaction relates to securities of an Indian company and is proposed to be effected by means of a Scheme of Arrangement under Indian law. A transaction effected by means of a Scheme of Arrangement is not subject to the proxy solicitation or tender offer rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules.

The securities proposed to be issued pursuant to this transaction (the “Transaction Securities”) will not be registered with the U.S. Securities and exchange commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, including the rules and regulations of the SEC promulgated thereunder (the “Securities Act”) or the securities law of any state or other jurisdiction, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act. Neither these securities nor any interest or participation therein may be offered, sold assigned, transferred, pledged, encumbered or otherwise disposed of in the United States or to U.S. Persons (within the meaning of Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

The Transaction Securities are anticipated to be issued in reliance upon the exemption from registration requirement of the Securities Act provided by Section 3(a)(10) thereof and applicable exemptions under state securities laws. The approval of a court of competent jurisdiction in India provides the basis for the Transaction Securities to be issued without registration under the Securities Act, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10).

Investor Deck is attached.

Transformational Combination of Housing Development Finance Corporation Limited (“HDFC Limited”) with HDFC Bank Limited (“HDFC Bank”) April 4, 2022

Legal Disclaimer The transaction relates to securities of an Indian company and is proposed to be effected by means of a Scheme of Arrangement under Indian law. A transaction effected by means of a Scheme of Arrangement is not subject to the proxy solicitation or tender offer rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules. The securities proposed to be issued pursuant to this transaction (the “Transaction Securities”) will not be registered with the U.S. Securities and exchange commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, including the rules and regulations of the SEC promulgated thereunder (the “Securities Act”) or the securities law of any state or other jurisdiction, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act. Neither these securities nor any interest or participation therein may be offered, sold assigned, transferred, pledged, encumbered or otherwise disposed of in the United States or to U.S. Persons (within the meaning of Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available. The Transaction Securities are anticipated to be issued in reliance upon the exemption from registration requirement of the Securities Act provided by Section 3(a)(10) thereof and applicable exemptions under state securities laws. The approval of a court of competent jurisdiction in India provides the basis for the Transaction Securities to be issued without registration under the Securities Act, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10). The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this presentation, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. The information contained in this presentation is provided by HDFC Bank Limited and HDFC Limited (together, the “Parties”) to you solely for reference. Although care has been taken to ensure that the information in this presentation is accurate, and that the opinions expressed are fair and reasonable, the information is subject to change without notice, has not been independently verified and neither its accuracy nor completeness is guaranteed. No representation, warranty, guarantee or undertaking (express or implied) is made as to, and no reliance should be placed on, the accuracy, completeness or correctness of any information, including any projections, estimates, targets and opinions, contained herein, and accordingly, none of the Parties, their advisors, representatives or any of their directors or officers assume any responsibility or liability for, the accuracy or completeness of, or any errors or omissions in, any information or opinions contained herein. The statements contained in this document speak only as at the date as of which they are made, and the Parties expressly disclaim any obligation or undertaking to supplement, amend or disseminate any updates or revisions to any statements contained herein to reflect any change in events, conditions or circumstances on which any such statements are based. By preparing this presentation, none of the Parties, their Boards or management, or their respective advisers undertake any obligation to provide the recipient with access to any additional information or to update this presentation or any additional information or to correct any inaccuracies in any such information which may become apparent. Past performance information in this presentation should not be relied upon as an indication of (and is not an indicator of) future performance. This presentation contains statements that constitute forward-looking statements which involve risks and uncertainties. These statements include descriptions regarding the intent, belief or current expectations of the Parties or their officers and information currently available with them, including with respect to the consolidated results of operations and financial condition, and future events and plans of the Parties, including with respect to the proposed Scheme of Arrangement. These statements can be recognized by the use of words such as “expects”, “plans”, “will”, “estimates”, “intends” or words of similar meaning. Such forward-looking statements are not guarantees of future performance and developments and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors and assumptions. You are cautioned not to place undue reliance on these forward looking statements, which are based on the current view of the managements of the Parties on future events. Wherever 9 months numbers have been approximated on a twelve months basis, they have been only mathematically approximated as such. They are not representative of what would be actually achieved in the additional 3 months for which the approximation has been made. No assurance can be given that future events will occur, or that assumptions are correct. Neither the Parties nor their advisors or representatives assume any responsibility to amend, modify or revise any forward-looking statements, on the basis of any subsequent developments, information or events, or otherwise. By accessing this presentation, you accept that this disclaimer and any claims arising out of the use of the information from this presentation shall be governed by the laws of India and only the courts in India, and no other courts, shall have jurisdiction over the same. This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Transaction Securities are anticipated to be delivered in reliance upon an available exemption from such registration requirements pursuant to Section 3(a)(10) of the Securities Act. To be signed off by counsels

Classification - Confidential

Transaction overview

Transaction Structure	• HDFC Limited, India's largest housing finance company with a total AUM of INR 5.26 Tn[3] and a market cap of INR 4.44 Tn[1] will merge into HDFC Bank, India's largest private sector bank by assets with market cap of c. INR 8.35 Tn[1] • Subsidiary/associates of HDFC Limited will become subsidiary/associates of HDFC Bank
Pro-forma Shareholding	• Shareholders of HDFC Limited as on record date will receive 42 shares of HDFC Bank (FV Re. 1/- each) for 25 shares of HDFC Limited (FV Rs. 2/- each) • HDFC Limited's shareholding in HDFC Bank will be extinguished as per the scheme of amalgamation ("Scheme") upon the Scheme becoming effective • Post the above, HDFC Bank will be 100% owned by public shareholders and existing shareholders of HDFC Limited will own 41% of HDFC Bank[2]
Closing Timeline and Approvals	• Transaction completion is subject to shareholders, creditors and regulatory approvals including from RBI, IRDAI, CCI, SEBI and Stock Exchange • Closing is expected to be achieved within ~[18] months, subject to completion of regulatory approvals and other customary closing conditions

HDFC BANK

HDFC

Note:
1. Market cap as of 1st April 2022
2. Shareholding post closing on a fully diluted basis
3. As of Dec 31st, 2021; Net Advances

2

Classification - Confidential

Full Stack Financial Services Conglomerate, Win Win for All Stakeholders 1 Structural drivers in place for housing sector. Housing demand poised to drive Indian economy 2 3 Ability to cross-sell to a large and growing customer base 4 Leveraging the power of distribution in urban, semi-urban and rural geographies 5 Combination with proven multi decade mortgage underwriting expertise across credit cycles 6 Combined Balance Sheet of INR 17.87 Tn(1) and INR 3.3 Tn Net Worth Enabling Larger Underwriting at Scale Secured and long tenor product will lead to robust asset portfolio mix Note: As of Dec 31st, 2021; Net Advances

Secured and long tenor product will lead to robust asset portfolio mix Loan Book Mix (%)(1) Note: As of Dec 31st, 2021 Net Advances Total Advances (INR Cr.)(1,2) 12,68,863 5,25,806 17,86,669 Pro Forma

Classification - Confidential

Combination at the Right Time: Mortgages at the Cusp of Growth Enhancing Customer Lifetime Value

Growing Importance of Mortgages for the Bank



70,220
36,265
24,125
14,260
5,069
CAGR: 24.5%
FY2009
FY2012
FY2015
FY2018
FY2021
Home Loan Book (INR Cr.)

Sticky Product, Generating Greater Customer Lifetime Value



Credit Card
30 Days
Personal Loan
~2 Years
2W Loan
~1 Year
Auto Loan
~4 Years
Home Loan
~20 Years [1]
Term Deposit
3 - 5 Years
Savings Deposit
Perpetual
Asset Tenor
Liability Tenor
Opportunity to cross sell unsecured, lower tenor, profitable credit during the repayment lifecycle
Long tenor product on the liability side

HDFC BANK

HDFC

Note:
1. Maximum tenor

5

Classification - Confidential

Leveraging the Power of Branch Banking: Well Poised for Sourcing Deposits and Housing Loans Branch deposits compound with time 90+% Branches Less than 15 Years Old à At an Inflection Point Continued Branch expansion to increase reach 50+% of branches in Semi Urban and Rural aiding affordable housing growth Branch Vintage Branch Vintage

Ability to Enhance Customer Lifetime Value Ability to Better Cross Sell with full suite of financial Products Life Insurance General Insurance Investment Products Credit Cards Health Insurance Mortgages Savings Accounts Combined Customer Base Personal Loans

Combination with Deep Multi-Decade Mortgage Underwriting Expertise Across Cycles #1 Mortgage Player 45 years of Deep Domain Expertise Best-In-Class Cost of Operations ~3,500 Product Specialists Superior Risk Management Framework Core Financial Products Superior Scale and Distribution Strong Data Analytics & Digital Competencies Enhanced resilience for infrastructure lending Enabler for underwriting large ticket loans enhancing wholesale lending Facilitate larger quantum of credit into the priority sector including agriculture Faster Origination, Improved Operational Efficiency, and Reduced Default Rates

Seam-less Integration Well-entrenched and aligned processes would reduce lead time typically needed to unlock synergies Processes Minimal need towards optimization of any physical infrastructure assets Infrastructure Existing arrangement on Mortgages to continue; Ability to further scale up during before effective date Limited Disruption Complementary human capital People Lead time till transaction completion provides opportunity to normalize for adjustment to banking model Adjust to Bank Model

Pro Forma Impact on Key Metrics +34% +44% +8% Equity Shares Outstanding (# MM) (1) Net Worth (INR Cr.) (1) Book Value per Share (INR / Share) 554 181 229,640 115,400 414 638 Delta +42% Advances (INR Cr.)(1) 12,68,863 5,25,806 +30 bps CAR (%)(1) 19.5% 22.4% Note: 1. Standalone, as of Dec 31st, 2021; Basis addition without adjustments to bank model. Not to be considered as continuing in the future. +37% Annualized PAT (INR Cr.) (1) 35,875 13,388 +3% Earnings per Share (INR / Share) c.65 c.74 742 330,768 446 Pro Forma 17,86,669 19.8% 49,263 c.67

Classification - Confidential

Indicative Timelines and Key Approvals

	Upto ~4 months	12 – 14 months	~1 month
Board Approval	**Regulatory Filings & Approvals**	**NCLT Filings & Approvals**	**ROC Filing**
• Approval of the transaction and other documents including Scheme of Arrangement, valuation report, fairness opinion	• SEBI/Stock Exchange • RBI • IRDAI • CCI	• Filing of Scheme • NCLT approval, creditors approval, other approvals	• ROC Filing • Allotment of shares

Announcement: 4th April 2022

Completion of Merger Process: Expected by Q2 / Q3 FY24

HDFC BANK

HDFC

11

Classification - Confidential